SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

[ ] Form 10-KSB  [ ] Form 20-F   [ ] Form 11-K    [X] Form 10-Q
[ ] Form 10-D    [ ] Form N-SAR  [ ] Form N-CSR

For the Period Ended:  May 31, 2011

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                          PART I - REGISTRANT INFORMATION

Full Name of Registrant: American Mining Corporation

Former Name, if Applicable:

Address of Principal Executive Office:

              970 Caughlin Crossing, Suite 100, Reno, Nevada 89519

                      PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without reasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form
        10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable)

                              PART III - NARRATIVE

The registrant will be delayed in filing the Form 10-Q for the quarter ended May 31, 2011, due to recent changes in personnel involved in the preparation of our financial statements and other reporting matters. Additional time is required to complete the assembly of the necessary documentation and for our independent auditors to review the Form 10-Q.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                         Gary MacDonald  (888) 505-5808.

(2) Have all or other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

    [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    [ ] Yes   [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


The Registrant has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 14, 2011                                 American Mining Corporation


                                                     /s/ Gary MacDonald
                                                     Gary MacDonald, President